

RECEIVED
2005 JUN 13 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File N° 82-4944



From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

June 9, 2005

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission with the sole aim of updating the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
VP Investor Relations

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

Encl.: Acquisition of The Spectacle Lens Group
New Technology Instrument Acquisition



COMMUNIQUE

Essilor acquiert l'activité verres ophtalmiques de Johnson & Johnson Vision Care Inc.

Charenton-le-Pont (8 juin 2005) – Essilor et Johnson & Johnson Vision Care Inc., filiale du groupe américain Johnson & Johnson, viennent de signer un accord aux termes duquel Essilor va acquérir The Spectacle Lens Group, l'activité verres ophtalmiques de Johnson & Johnson Vision Care Inc.

Cet accord sera soumis à l'agrément des autorités de la concurrence aux Etats-Unis et devrait être finalisé au cours du troisième trimestre.

Créé en 1999, The Spectacle Lens Group a développé une gamme de verres progressifs sous la marque Definity™ avec un concept original, le Dual Add™, qui répartit l'addition progressive sur les deux faces du verre.

Definity™ a été lancé sur certains marchés tests aux Etats-Unis fin 2002 et a atteint localement une excellente notoriété auprès des professionnels de l'optique et des consommateurs.
Essilor reprendra la fabrication des verres progressifs Definity™ et les distribuera aux Etats-Unis dans ses réseaux commerciaux traditionnels afin d'en accélérer l'expansion.

Pour Essilor, cette acquisition se situe au cœur de la stratégie d'innovation et d'offre de produits à forte valeur ajoutée. En effet, les technologies liés au Dual Add™ viendront compléter les efforts de recherche d'Essilor en matière d'évolution des surfaces progressives et de personnalisation des verres.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de 185 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière
Véronique Gillet
Tél.: 01 49 77 42 16
www.essilor.com



PRESS RELEASE

Essilor To Acquire Johnson & Johnson Vision Care Inc.'s Ophthalmic Lens Business

Charenton-le-Pont, France *(June 8, 2005)* — Essilor today announced that it has signed an agreement with Johnson & Johnson Vision Care Inc. to acquire The Spectacle Lens Group, Johnson & Johnson Vision Care Inc.'s ophthalmic lens business.

The transaction is subject to approval by US antitrust authorities and is expected to close in the third quarter.

Created in 1999, The Spectacle Lens Group has developed the Definity™ brand of progressive lenses, featuring unique Dual Add™ technology that divides progressive add power between the front and back surfaces.

Definity™ was introduced in select US test markets in late 2002 and is well respected among local eye care professionals and consumers. To help speed further development, Essilor will continue to manufacture Definity™ progressive lenses and distribute them in the United States through its traditional marketing and distribution networks.

The acquisition is fully in line with Essilor's strategy of offering innovative, high value-added products. The Dual Add™ and related technologies will enhance the Company's research programs to improve and personalize its offering of progressive lenses.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 185 lens finishing laboratories and local distribution networks.
The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Véronique Gillet
Phone: +33 (0)1 49 77 42 16
www.essilor.com



COMMUNIQUE

Essilor acquiert une nouvelle technologie dans les Instruments

Charenton-le-Pont (8 juin 2005) – Essilor vient de conclure l'acquisition des actifs industriels et commerciaux de la société National Optronics, située à Charlottesville en Virginie (Etats-Unis).

Fondée en 1979, National Optronics conçoit et fabrique, principalement pour des laboratoires de prescription, des équipements de taillage des verres ophtalmiques selon une technologie spécifique. National Optronics a réalisé un chiffre d'affaires de 16 millions de dollars en 2004 et emploie 120 personnes.

National Optronics va consolider la position de numéro un mondial d'Essilor dans les instruments de taillage tout en lui apportant une technologie particulièrement bien adaptée aux matériaux haut de gamme comme le polycarbonate et les hauts indices, ainsi qu'aux verres pour montures cambrées. De plus, Essilor va dynamiser le développement à l'international de cette société dont le savoir-faire, la qualité et le service sont unanimement reconnus dans l'industrie du verre ophtalmique aux Etats-Unis.

National Optronics va conserver son équipe de direction actuelle et poursuivre ses activités nord américaines dans la continuité.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de 185 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél.: 01 49 77 42 16

www.essilor.com



PRESS RELEASE

Essilor Acquires New Instrument Technology

Charenton-le-Pont, France *(June 8, 2005)* – Essilor, the world leader in ophthalmic optics, today announced that it has completed the acquisition of the industrial and marketing assets of National Optronics, a lens processing equipment manufacturer based in Charlottesville, Virginia.

Founded in 1979, National Optronics designs and manufactures precision edging systems, primarily for prescription laboratories, based on its specific technology. In 2004, it reported $16 million in revenues, with 120 employees.

National Optronics will consolidate Essilor's position as the worldwide leader in edging systems, as well as add a complementary technology to Essilor's portfolio of edging techniques that is particularly well suited to polycarbonate, high-index and high base curve lenses. In addition, Essilor intends to step up the international development of National Optronics, whose know-how, quality and dedication to customer service are widely recognized in the US ophthalmic industry.

National Optronics will keep its current management team in place, and will continue to lead its North American business as usual.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 185 lens finishing laboratories and local distribution networks.
The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Véronique Gillet

Phone: + 33 (0) 1 49 77 42 16

www.essilor.com